06051278

SECUR[...]IISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8-65999 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dynamex Trading, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 360
(No. and Street)

| San Francisco | CA | 94104 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Clark (415) 283-3410
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

| One South Wacker Drive, Suite 800 | Chicago | Illinois | 60606-3392 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
DEC 0 6 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 9 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

## OATH OR AFFIRMATION

I, Michael Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Dynamex Trading, LLC, as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

30th day of November 2006

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Michael Clark

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

# Dynamex Trading, LLC

# Statement of Financial Condition

# September 30, 2006

*Filed* Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

**Dynamex Trading, LLC**
**Table of Contents**
**September 30, 2006**

Page

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

**Independent Auditors' Report**

Member of
Dynamex Trading, LLC

We have audited the accompanying statement of financial condition of Dynamex Trading, LLC as of September 30, 2006 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dynamex Trading, LLC as of September 30, 2006 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
October 24, 2006

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

**Dynamex Trading, LLC**
**Statement of Financial Condition**
**September 30, 2006**

## Assets

| | | |
|---|---|---|
| Cash | $ | 4,987 |
| Receivable from clearing broker | | 229,680 |
| Other assets | | 2,000 |
| **Total assets** | $ | 236,667 |

## Liabilities and Member's Equity

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 44,142 |
| Member's equity | | 192,525 |
| **Total liabilities and member's equity** | $ | 236,667 |

See accompanying notes.

## Note 1 Nature of Operations and Significant Accounting Policies

**Nature of Operations**—Dynamex Trading, LLC (the "Company"), a California limited liability company organized in August 2002, is a wholly owned subsidiary of Group One Trading, L.P. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company provides execution services for the Parent.

**Use of Estimates**—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Securities Transactions**—Transactions are recorded on a trade-date basis as securities transactions occur.

**Income Taxes**—Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent. Accordingly, no provision or benefit for income taxes has been made as the Company's taxable income or loss is included in the tax return of the Parent.

## Note 2 Related-Party Transactions

The Company earns all transaction fees by providing execution services to the Parent.

Pursuant to a written agreement, the Parent provides office space and certain administrative services to the Company and allocates the approximate costs of these services to the Company.

At September 30, 2006, accounts payable and accrued expenses include $9,225 received from an entity dissolved that was affiliated through common ownership. The amount received represents the future estimated cost related to maintaining certain historical records on behalf of the affiliate.

## Note 3 Concentration of Credit Risk

All trades of the Company are cleared by the clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. This risk of default depends on the creditworthiness of this counterparty to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

## Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital of $100,000 or, 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at September 30, 2006, the Company had net capital and net capital requirements of $190,525 and $100,000, respectively. The net capital rule may effectively restrict distributions to the Parent.